SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 10, 2016

Press Release

Eltek Reports 2016 Second Quarter Financial Results

•	Revenues of $9.9 million in the Second Quarter of 2016
•	10% growth in sales to the North American market compared to Q2-2015
•	Gross profit of $1.5 million
•	Net profit of $213,000

PETACH-TIKVA, Israel, August 10, 2016 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the second quarter ended June 30, 2016.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “Revenues in the second quarter of 2016 amounted to $9.9 million, slightly lower (5%) than revenues in the second quarter of last year. The revenues reflect the continued competition in the Israeli market for high end products. Revenues from the North American market in the second quarter of 2016 grew by 12% as compared to the first quarter of 2016 and amounted to $2.0 million. Our focus on profitability by improving production processes and closely monitoring expenses, led us to a net profit of $213,000 in the second quarter of 2016.

"We remain focused on growth in the global markets, which we expect will continue to have a positive effect on our revenues," Mr. Nissan concluded.

Highlights of the Second Quarter of 2016

•	Revenues for the second quarter of 2016 were $9.9 million compared to $10.4 million in the second quarter of 2015.

•	Gross profit was $1.5 million (14.8% of revenues) compared to gross profit of $1.9 million (18.3% of revenues) in the second quarter of 2015. The decrease in gross profit and gross margins reflects the decreased sales, while a significant portion of our cost of sales remained constant.

•	Operating profit was $244,000 compared to operating profit of $543,000 in the second quarter of 2015.

•	Net profit was $213,000 or $0.02 per fully diluted share compared to net profit of $424,000 or $0.04 per fully diluted share in the second quarter of 2015.

•	EBITDA amounted to $754,000 (7.6% of revenues) compared to EBITDA of $1.0 million (10% of revenues) in the second quarter of 2015.

•	Net cash used by operating activities amounted to $37,000 compared to net cash used by operating activities of $118,000 in the second quarter of 2015. The improvement is mainly attributable to a decrease in working capital requirements.

•	Cash and cash equivalents as of June 30, 2016 were $894,000 compared to $994,000 as of June 30, 2015.

Highlights for the First Six Months of 2016

•	Revenues for the first six months of 2016 were $19.7 million compared to $20.1 million in the first six months of 2015.

•	Gross profit was $2.4 million (12.2% of revenues) compared to gross profit of $3.1 million (15.6% of revenues) in the first six months of 2015.

•	Operating loss was $48,000 compared to operating profit of $435,000 in the first six months of 2015.

•	Net loss was $171,000, or $0.02 per fully diluted share compared to net profit of $190,000 or $0.02 per fully diluted share in the first six months of 2015.

•	EBITDA amounted to $921,000 (4.7% of revenues) compared to EBITDA of $1.4 million (6.7% of revenues) in the first six months of 2015.

•	Net cash provided by operating activities amounted to $853,000 compared to net cash used by operating activities of $289,000 in the first six months of 2015. The improvement is mainly attributable to a decrease in working capital requirements.

Conference Call
Today, Wednesday, August 10, 2016 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States: Israel: International:	1-866-860-9642 03-9180688 +972-3-9180688

At:

9:30 a.m. Eastern Time
6:30 a.m. Pacific Time
16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation across the board", is a global manufacturer and supplier of technologically advanced solutions in the field of Printed Circuit Boards, and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top-of-the-line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries, Eltek USA (100%) in North America and Kubatronik (79%) in Europe, and by agents and distributors in Europe, India, South Africa and South America.

For additional information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and includes some non-GAAP measures, such as EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. The non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses EBITDA to evaluate and manage its  internal operations and is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Nir Zalik
KM Investor relations
Tel: +972- 3-5167620
nir@km-ir.co.il
www.km-ir.co.il

Amnon Shemer
Chief Financial Officer
amnons@nisteceltek.com
+972-3-9395023

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Revenues	9,904	10,383	19,705	20,100
Costs of revenues	(8,442)	(8,481)	(17,305)	(16,972)

Gross profit	1,462	1,902	2,400	3,128

Selling, general and administrative expenses	(1,186)	(1,286)	(2,384)	(2,585)

R&D expenses, net	(32)	(73)	(64)	(108)

Operating profit (loss)	244	543	(48)	435

Financial expenses, net	(37)	(87)	(98)	(205)

Profit (loss) before other income, net	207	456	(146)	230

Other income, net	0	3	0	5

Profit (loss) before income tax expenses	208	459	(146)	235

Tax expenses	(25)	(17)	(48)	(31)

Net Profit (loss)	182	442	(194)	204

Net loss attributable to non controlling interest	(30)	18	(23)	14

Net Profit (loss) attributable to Eltek Ltd.	213	424	(171)	190

Earnings per share
Basic and diluted net gain (loss) per ordinary share	0.02	0.04	(0.02)	0.02

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,
	2016	2015
Assets

Current assets
Cash and cash equivalents	894	994
Receivables: Trade, net of provision for doubtful accounts	7,548	8,185
Other	222	504
Inventories	4,618	5,278
Prepaid expenses	227	274

Total current assets	13,509	15,235

Deferred taxes	1,066	1,089

Assets held for employees' severance benefits	49	50

Fixed assets, less accumulated depreciation	9,747	9,971

Intangible asset	301	215

Total assets	24,672	26,560

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,373	2,302
Accounts payable: Trade	5,778	6,629
Other	4,611	4,733

Total current liabilities	11,762	13,664

Long-term liabilities
Long term debt, excluding current maturities	2,423	2,921
Employee severance benefits	296	206

Total long-term liabilities	2,719	3,127

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,037	2,241
Capital reserve	695	695
Accumulated deficit	(11,679)	(12,359)
Shareholders' equity	10,308	9,832
Non controlling interest	(117)	(63)
Total equity	10,191	9,769
Total liabilities and shareholders' equity	24,672	26,560

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

GAAP net Income (loss)	213	424	(171)	190
Add back items:

Financial expenses (income), net	37	87	98	205
Income tax expense	25	17	48	31
Depreciation and amortization	479	508	946	926
Adjusted EBITDA	754	1,036	921	1,352

Eltek Ltd.
Consolidated Statement of  Cash flows
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015

Cash flows from operating activities:

Net Income (loss)	182	442	(194)	204

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	479	432	946	850
Capital lose on disposal of fixed assets, net		76	-	76
Revaluation of long term loans	-	5	1	3
Decrease (increase) in Deferred Tax	7	-	14	-
	487	514	961	929

Decrease (increase) in trade receivables	(15)	(301)	575	284
Decrease (increase) in other receivables and prepaid expenses	(17)	57	18	102
Decrease (increase) in inventories	(232)	(281)	(106)	(443)
Increase (decrease) in trade payables	(435)	(320)	(354)	(750)
Increase (decrease) in other liabilities and accrued expenses	(11)	(200)	(49)	(566)
Increase (decrease) in employee severance benefits, net	5	(28)	3	(49)
	(706)	(1,074)	86	(1,422)

Net cash provided by (used in) operating activities	(37)	(118)	853	(289)

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(238)	(268)	(330)	(493)
Purchase of Intangible asset	(14)	-	(21)	-
Net cash used in investing activities	(251)	(268)	(351)	(493)

Cash flows from financing activities:
Increase (decrease) in short- term credit	577	581	91	(914)
Repayment of long-term loans from bank	(175)	(52)	(330)	(18)
Proceeds from long-term loans	-	-	-	1,707
Repayment of credit from fixed asset payables	(137)	(127)	(394)	(295)
Net cash provided by (used in) financing activities	265	403	(634)	480

Effect of translation adjustments	(20)	73	(12)	167

Net increase (decrease) in cash and cash equivalents	(44)	90	(144)	(135)

Cash and cash equivalents at beginning of the period	938	904	1,038	1,129
			-
Cash and cash equivalents at period end	894	994	894	994